June 16, 2008

VIA EXPRESS MAIL AND FACSIMILE

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	OmniComm Systems, Inc.

Form 10-KSB and amendments for the Year Ended December 31, 2007

Filed March 31, 2008 and May 15, 2008

File No. 000-25203

Dear Mr. Stringer:

I am in receipt of your correspondence dated June 6, 2008 regarding the above captioned Form 10-KSB and Form 10-Q. Please find below our response to the comments included in that correspondence.

Response

Form 10-KSB/A

Item 8A(T). Controls and Procedures, page 4

1.	We note your response to prior comment of letter dated April 29, 2008, and the related revisions included in your amended Form 10-KSB/A and March 31, 2008 Form 10-Q both filed May 15, 2008. Your reference to Rule 13a-15(c) and 15d-14(c) remains incorrect. The correct reference is 13a-15(e) or 240.15d-15(e). Please updated your references. Reference is made to Item 307 of Regulation S-K.

Exhibits 31.1 and 31.2

2.	We note you have only included paragraphs 1 and 2 in your Item 601(b)(31) certifications. While an abbreviated version of the certification is allowed when an amendment is filed you must always include paragraphs 1 and 2 in your certification and you must include paragraphs 4 and 5 when you amend your Item 307 disclosure. With respect to paragraph 4, please include the internal controls language found in subsection (b), which we note was missing in your original Form 10-KSB, filed March 31, 2008

U.S. Securities and Exchange Commission

June 16, 2008

Exhibits 32.1 and 32.2

3.	Every amendment to a periodic report must include a full set of certifications to include item 601(b)(32). Please revise your filing to include these certifications.

RESPONSE TO COMMENTS ABOVE: On June 16, 2008, the Company filed an amended Form 10-KSB/A for the period ending December 31, 2007 incorporating its response to comments 1 – 3 above. As to our Form 10-Q for the period ended March 31, 2008, given that only the rule reference was incorrect, and the Form 10-Q contained the proper certifications, containing subsection b to paragraph 4, the Company does not currently intend to file an amended Form 10-Q.

In connection with our response to the comments provided to the Company from the Securities and Exchange Commission in its correspondence dated June 6, 2008 the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB filed for the Year Ended December 31, 2007;

•	Staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After reviewing the above please do not hesitate to contact me with any questions or comments you might have regarding our response at (954) 473-1254.

Sincerely,

/s/ Ronald T. Linares
Ronald T. Linares
Chief Accounting and Financial Officer
OmniComm Systems, Inc.